Annual Report

Cover Page

Name of issuer:

Humphry Slocombe Group, Inc

Legal status of issuer:

> Form: Corporation
>
> Jurisdiction of Incorporation/Organization: CA
>
> Date of organization: 12/28/2008

Physical address of issuer:

121 Capp St
San Francisco CA 94110

Website of issuer:

http://humphryslocombe.com

Current number of employees:

27

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,296,362.54	$1,362,962.61
Cash & Cash Equivalents:	$169,233.09	$85,789.54
Accounts Receivable:	$12,034.18	$31,397.58
Current Liabilities:	$295,041.44	$405,229.74
Non-Current Liabilities:	$1,398,712.59	$1,259,321.15
Revenues/Sales:	$5,457,530.03	$5,677,179.18
Cost of Goods Sold:	$1,785,127.41	$1,697,143.07
Taxes Paid:	$12,716.49	$26,397.25
Net Income:	($95,803.21)	$116,293.50

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Humphry Slocombe Group, Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

Late Filing

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Jina Osumi	Ice Cream	Humphry Slocombe Group	2015
Tiffany Yam	Investment	Salt Partners Group, LLC	2015
Hanson Li	Investment	Salt Partners	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jina Osumi	CEO	2015
Jina Osumi	President	2015
Hanson Li	CFO	2014
Hanson Li	Secretary	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Salt Partners HS LLC	85000.0 Common Units	54.22

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> This is a seasonal business - we typically experience negative cash flow during the winter and positive cash flow during the summer.
>
> Wholesale growth depends on getting key accounts during their reset period, which happens once a year. If we don't get into an account, we have to wait until the next year to reapply.
>
> Food safety risk - mitigated by using co-packers for some flavors, testing product, regulation inspections.
>
> The market for ultra premium ice cream is still relatively new. Customers are not necessarily ready to pay more for ice cream.
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.
>
> Hanson Li is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

Name of issuer:

Humphry Slocombe Group, Inc

Legal status of issuer:

> Form: Corporation
>
> Jurisdiction of Incorporation/Organization: CA
>
> Date of organization: 12/28/2008

Physical address of issuer:

121 Capp St
San Francisco CA 94110

Website of issuer:

http://humphryslocombe.com

Current number of employees:

27

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,296,362.54	$1,362,962.61
Cash & Cash Equivalents:	$169,233.09	$85,789.54
Accounts Receivable:	$12,034.18	$31,397.58

Amount	$25,185.00
Outstanding principal plus interest	$15,849.00 as of 12/31/18
Interest rate	5.0% per annum
Current with payments	Yes

Whole Foods Market Local Producer Loan

Loan

Lender	B-side
Issue date	01/07/19
Amount	$50,000.00
Outstanding principal plus interest	$54,000.00 as of 01/01/20
Interest rate	8.0% per annum
Maturity date	01/01/21
Current with payments	Yes

Loan

Lender	Kabbage
Issue date	08/26/19

Amount	$100,000.00
Outstanding principal plus interest	$74,624.98 as of 12/31/19
Interest rate	16.5% per annum
Maturity date	09/16/20
Current with payments	Yes

Kabbage Loan

Loan

Lender	B-side
Issue date	11/08/19
Amount	$50,000.00
Outstanding principal plus interest	$54,000.00 as of 11/08/20
Interest rate	8.0% per annum
Maturity date	11/08/20

Loan

Lender	Square
Issue date	12/09/19
Amount	$55,537.00
Outstanding principal plus interest	$60,054.12 as of 05/18/20
Interest rate	11.25% per annum
Current with payments	Yes

Square loan on Berkeley store

Loan

Lender	US Small Business Administration (SBA)
Issue date	08/07/20
Amount	$199,900.00
Outstanding principal plus interest	$199,900.00 as of 08/08/21
Interest rate	3.75% per annum
Maturity date	08/07/50
Current with payments	Yes

EIDL loan from SBA during COVID

Loan

Lender	SMBX

Issue date	04/01/21
Amount	$250,000.00
Outstanding principal plus interest	$243,316.73 as of 04/01/22
Interest rate	8.0% per annum
Maturity date	04/01/26
Current with payments	Yes

SMBX bond

Loan

Lender	SMBX
Issue date	12/19/24
Amount	$247,882.00
Outstanding principal plus interest	$214,748.84 as of 12/31/25
Interest rate	11.0% per annum
Maturity date	02/25/30
Current with payments	Yes

SMBX Bond

Loan

Lender	Square
Issue date	06/11/25
Amount	$56,700.00
Outstanding principal plus interest	$22,727.08 as of 12/31/25
Interest rate	14.5% per annum
Maturity date	05/09/26
Current with payments	Yes

Square loan on Oakland

Loan

Lender	Square
Issue date	07/10/25
Amount	$76,900.00
Outstanding principal plus interest	$39,023.36 as of 12/31/25
Interest rate	14.5% per annum
Maturity date	05/17/26
Current with payments	Yes

Square loan on Campbell

Loan

Lender	Square
Issue date	09/04/25
Amount	$76,800.00
Outstanding principal plus interest	$60,714.46 as of 12/31/25
Interest rate	13.5% per annum
Maturity date	07/18/26
Current with payments	Yes

Square loan on Emeryville

Loan

Lender	Square
Issue date	10/30/25
Amount	$218,800.00
Outstanding principal plus interest	$217,651.54 as of 12/31/25
Interest rate	13.5% per annum
Current with payments	Yes

Square loan on Ferry

Loan

Lender	Square
Issue date	12/12/25
Amount	$73,600.00
Outstanding principal plus interest	$81,247.80 as of 12/31/25
Interest rate	13.5% per annum
Maturity date	10/15/26
Current with payments	Yes

Square loan on Redwood City

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2016	Other	Convertible Note	$865,034	General operations
7/2017	Other	Series Seed Preferred	$985,000	General operations

1/2019	Other	Series Seed	$118,000	General operations
4/2019	Other	Series Seed	$45,000	General operations
1/2020	Other	Series Seed	$100,001	General operations
1/2020	Regulation Crowdfunding	Priced Round	$280,876	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jina Osumi
Amount Invested	$50,000.00
Transaction type	Loan
Issue date	12/08/18
Outstanding principal plus interest	$50,000.00 as of 08/08/19
Interest rate	8.0% per annum
Maturity date	12/31/18
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Jina Osumi
Amount Invested	$76,000.00
Transaction type	Loan
Issue date	07/01/19
Interest rate	8.0% per annum
Maturity date	07/01/20
Outstanding	Yes
Current with payments	Yes

Relationship	CEO

Name	Salt Partners
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	06/01/19
Outstanding principal plus interest	$108,000.00 as of 05/19/20
Interest rate	8.0% per annum
Maturity date	06/01/20
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Name	Salt Partners
Amount Invested	$125,000.00
Transaction type	Loan
Issue date	09/26/22
Outstanding principal plus interest	$172,094.95 as of 10/17/26
Interest rate	10.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

Name	Salt Minor
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	01/12/19
Outstanding principal plus interest	$153,730.48 as of 10/17/26
Interest rate	8.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Owner

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days

prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Humphry Slocombe is a local Bay Area institution, known for chef-driven, unusual flavors. The Company has been listed as best ice cream in several culinary publications and was named Top 5 Ice Cream in America by Food Network. We currently sell our ice cream through 8 owned retail stores and Events, and packaged pints through premium grocery stores and e-Commerce. The company's mission is to Make Ice Cream Less Vanilla.

Milestones

Humphry Slocombe Group established as an LLC in the State of California in December 2008. The Company converted to a corporation in 2021.

Since launch, we have:
- Opened 8 stores in Northern CA
- Launched a wholesale channel, distributing through premium grocery stores, restaurants, and event spaces.
- Launched an e-Commerce business, partnering with Goldbell.com
- Launched an Events channel, which generates marketing as well as sales
- Named "Top 5 Ice Cream in America" by the Food Network.
- Collaborated brands such as Queer Eye, Maker's Mark, Imperfect Produce, Blue Bottle, the Glenlivet, Cowgirl Creamery, and more.

- Won multiple awards for our unique flavors (2018 Sofi for Black Sesame and 2016 Sofi for Blue Bottle Vietnamese Coffee).
- Won Whole Foods Market 2018 NorCal Supplier of the Year
- Generated licensing deals with William Sonoma and Oceania Cruises

Historical Results of Operations
- *Revenues & Gross Margin.* For the period ended December 31, 2025, the Company had revenues of $5,457,530.03 compared to the year ended December 31, 2024, when the Company had revenues of $5,677,179.18. Our gross margin was 67.29% in fiscal year 2025, and 70.11% in 2024. This is a large improvement from 56.5% in 2023 and largely due to exiting large wholesale accounts that proved unprofitable. - *Assets.* As of December 31, 2025, the Company had total assets of $1,296,362.54, including $169,233.09 in cash. As of December 31, 2024, the Company had $1,362,962.61 in total assets, including $85,789.54 in cash.

- *Net Loss.* The Company has had net losses of $95,803.21 and net income of $116,293.50 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively. The loss in 2025 was due to cost increases from tariffs as well as the closure of 2 stores (2024 and 2025). The Company expects to generate positive net income again in 2026.

- *Liabilities.* The Company's liabilities totaled $1,693,754.03 for the fiscal year ended December 31, 2025 and $1,664,550.89 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

As of December 31, 2025, the company had $1,693,754.03 in debt and -$397,391.49 in equity. We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital.

Runway & Short/Mid Term Expenses

Humphry Slocombe Group, Inc cash in hand is $170,903, as of October 2026. Over the last three months, revenues have averaged $475,625/month, cost of goods sold has averaged $117,850/month, and operational expenses have averaged $272,283/month, for an average net margin of $85,492 per month.

Retail sales are up 10% Year to Date vs. same time in 2025. We increased prices to offset tariffs with no negative reaction from customers or impact on sales volume. Despite a downturn in the economy, the Bay Area is experiencing a boom because of AI. Events has continued to increase in sales.

In general, we expect our sales to decrease over the winter months from November to March due to seasonality of the ice cream business. Our business peaks in the summer and we are generally operating cash flow negative during the winter.

We were profitable in 2024 because we pulled out of large retailers such as Safeway and Whole Foods. The low margins and required trade spending for promotions in Grocery accounts substantially decreased our profit margin, and this move increased our Gross Margin (as a % of sales) by 13pts. In 2025, we maintained the margin improvement from 2024 but our overall margin contracted because of (1) tariff increases on a significant number of our ingredients and (2) closures of 2 underperforming stores. The slight decrease in sales from the store closures and increase in COGs caused us to be -2% Net Income as a percentage of Sales.

In 2026, we have taken steps to right size our operations with the decreased store count. We raised just under $250,000 through SMBX Bonds at the end of 2024

under $250,000 through SMBX Bonds at the end of 2024.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jina Osumi, certify that:

(1) the financial statements of Humphry Slocombe Group, Inc included in this Form are true and complete in all material respects ; and

(2) the financial information of Humphry Slocombe Group, Inc included in this Form reflects accurately the information reported on the tax return for Humphry Slocombe Group, Inc filed for the most recently completed fiscal year.

Jina Osumi

Ice Cream

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.humphryslocombe.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Hanson Li
- Jina Osumi
- Tiffany Yam

Appendix E: Supporting Documents

Third_Amended_and_Restated_Operating_Agreement_of_HS_Group_LLC__July_2017_-1.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Humphry Slocombe Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Hanson Li

Jina Osumi

Tiffany Yam

Appendix E: Supporting Documents

Third_Amended_and_Restated_Operating_Agreement_of_HS_Group_LLC__July_2017_-1.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Humphry Slocombe Group, Inc

By

Jina Osumi

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jina Osumi

CEO
10/22/2026

Chung Chi Hanson Li

Chairman
10/22/2026